Exhibit 6

Grown Rogue Reports Fourth Quarter 2021 Results, 30% aEBITDA1

Margin and 24% Sequential Revenue Growth

●	Positive Net Income of $0.43M, before fair value adjustments

●	Q4 2021 Revenue of $3.76M versus $3.03M in Q3 2021, an increase of 24%

●	Q4 2021 aEBITDA[1] margin of 30% ($1.14M), versus 25% ($0.77M) in Q3 2021, an increase of 48% ($0.37M)

●	Michigan operations (through Golden Harvests, LLC) report industry leading gross margin of 72% and aEBITDA[1] margin of 52%, before fair value adjustments

●	Top performing Oregon brand in both August and October, according to LeafLink

Medford, Oregon, January 5, 2022 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, reports unaudited fourth quarter results. All financial information is provided in U.S. dollars unless otherwise indicated.

Fourth Quarter 2021 Financial Summary

●	Eighth consecutive quarter, including pro-forma results, of positive aEBITDA[1]

●	Revenue of $3.76M compared to $3.03M in the Q3 2021, an increase of 24%

●	Gross margin, before fair value adjustments, of 62.4% compared to 59.1% in the third quarter, an increase of >300 basis points

●	aEBITDA margin of 30.4% ($1.14M) compared to 25.5% ($0.77M) in Q3 2021, an increase of 48% ($0.37M)

●	Operating income, before fair value adjustments, of $0.73M compared to $0.26M in the Q3 2021, an increase of 177%

●	Operating margin of 19.5% compared to 8.7% in the third quarter, an increase of >1000 basis points compared to Q3 2021

●	Net income, before fair value adjustments, of $0.43M

●	Working capital of $2.94M compared to $1.85M in Q3 2021

●	Net assets (excluding intangibles and goodwill) of $6.82M compared to $5.55M in Q3 2021

●	Subsequent to quarter-end, Grown Rogue closed a private placement for gross proceeds of $1.3M USD including $0.3M from the Company’s chief executive officer, Obie Strickler

“Grown Rogue continues to execute on our growth plan, increasing revenue by 24% and aEBITDA by 48% sequentially. The company gained market share in both Oregon and Michigan as our customers and retail partners value our quality, consistency, and service. Our 24% revenue growth vs market headwinds on the west coast (Oregon sales down 7%) validates the strength in our products and our team” said Obie Strickler, CEO of Grown Rogue. “Even with the significant pricing pressure being experienced across the sector affecting many of our peers, Grown Rogue’s continued industry leading metrics speak to our efficiency and discipline with managing costs. We are excited to enter 2022 where we expect to continue building our low-cost, high-quality flower business and launch some new products into our markets.”

Highlights by State

Oregon Operations

●	Revenue of $1.62M compared to $1.28M in the Q3 2021, an increase of 27%

●	Indoor revenue of $1.57M compared to $1.06M in Q3 2021, an increase of 48%

●	Gross margin, before fair value adjustments, of 49.4% compared to 40.2% in Q3 2021, an increase of >900 basis points

●	Segmented aEBITDA[1] margin of 44.7% compared to 7.9% in the third quarter

●	Average selling price of indoor whole flower of $858/pound compared to $1,079/pound in Q3 2021, a decrease of 20%

●	Indoor production run rate expected to increase from 700 pounds/month in Q4 2021 to 1000 pounds/month in the Q2 2022

●	Harvested ~3% of Oregon’s total indoor wet weight with only ~0.3% of producer licenses in the state

Michigan Operations

●	Revenue of $2.14M compared to $1.75M in the Q3 2021, an increase of 22%

●	Gross margin, before fair value adjustments, of 72.3% compared to 73.0% in Q3 2021

●	Segmented aEBITDA[1] margin of 52.1% compared to 54.8% in the Q3 2021

●	Average selling price of indoor whole flower of $1740/pound compared to $2077/pound in Q3 2021, a decrease of 16%

●	Indoor production run rate expected to increase from 550 pounds/month in Q4 2021 quarter to 750 pounds/month in Q2 2022

●	Improved wholesale position in bulk flower sales in 2021 from 20th in the Q2 2021 to 16th in the Q3 2021 to 10th in Q4 2021, according to LeafLink’s MarketScape data

●	Expect state market share to increase in fiscal 2022 as additional cultivation capacity comes online and the Company enters new product categories

The financial information in this release is preliminary and subject to completion of Grown Rogue’s year-end financial reporting processes and audit. Grown Rogue expects to file its fiscal year 2021 in February 2022.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

NOTES:

1.

The Company’s “aEBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines aEBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance.

2.

The Company has provided Cash Margin Analysis to demonstrate the methodology for calculating its non-IFRS production cost and margin metrics. Cash production costs of Grown Rogue products is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash production costs of Grown Rogue products by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

3.

The Company has provided unaudited pro-forma revenue information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020 for the Company and target companies.

NON-IFRS FINANCIAL MEASURES

Cash production costs of Grown Rogue products, EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

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